Exhibit 4.4

Director’s and Officers’ Letter of Indemnity

(this "Agreement")

Made and entered into this ____ Day of ____, 2016

Whereas	__________, Identity Card No. __________, of __________ (hereinafter: the "Officeholder") has been serving in Foresight Autonomous Holdings Ltd., Public Co. No. 520036062 (hereinafter: the "Company"), as a director, since __________ and as __________ , since __________ and may serve in the future in additional and/or alternatives positions with the Company and/or on its behalf, in accordance with the Company’s resolutions as adopted from time to time; and

Whereas	The Company is interested in providing the Officeholder an undertaking in advance for indemnification, that shall be limited to such types of events which in the opinion of the Company's board of Directors deem to be foreseeable at the time the indemnification undertaking is made, all subject to the provisions of the Companies Law, 5759-1999 (hereinafter: the "Companies Law"); and

Whereas	The Company’s articles of association (hereinafter: the "Articles of Association") permit engagements of the type which is the subject matter of this Agreement; and

Whereas	The Company’s compensation committee and afterwards the Company’s board of directors approved the providing of the undertaking in advance for indemnification of the Officeholder and the terms and conditions set forth in this Letter of Indemnity; and

Whereas	The Company’s shareholders' meeting as well approved the providing of the undertaking in advance for indemnification of the Officeholder and the terms and conditions set forth in this Letter of Indemnity; and

Whereas	The Company is interested in providing the Officeholder an undertaking in advance for indemnification for any liability or expense incurred by reason of an act done by virtue of his being an Officeholder of the Company, provided that upon doing such act, the Officeholder was serving as an Officeholder in the Company and that such act was done in accordance with the law and in accordance with and subject to the provisions of the Company’s Articles, the Companies Law and any other law, including the Securities Law, 5728-1968 (hereinafter: the "Securities Law") and as set forth herein below.

NOW, THEREFORE, the Company undertakes to indemnify the Officeholder, subject to the provisions of this Letter of Indemnity and subject to the provisions of any law, which constitute an integral part hereof, as follows:

1.	Indemnification

1.1	The Company hereby undertakes to indemnify the Officeholder for any liability or expense imposed on the Officeholder as a result of an act which was performed during his service as Officeholder in the Company and by virtue of his being an Officeholder of the Company, as follows:

1.1.1	A financial liability imposed on the Officeholder in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by a court.

1.1.2	Reasonable litigation expenses, including attorneys' fees, incurred by the Officeholder due to investigation or proceedings, which terminated without the filing of an indictment against the Officeholder and without the imposition of financial liability in lieu of criminal proceedings, or terminated without the filing of an indictment against him, but in the imposition of a financial liability in lieu of a criminal proceedings for an offense that does not require proof of criminal intent ("Termination of proceedings without filing of an indictment in a matter with respect to which a criminal investigation had been commenced" and "financial liability in lieu of criminal proceedings" as such phrases are defined in Section 260(a)(1a) of the Companies Law, as amended from time to time).

1.1.3	Reasonable litigation expenses, including attorneys' fees, incurred by the Officeholder or charged to him by a court, in proceedings filed against him by another company or on its behalf or by another person (including in case of a suit filed against the Officeholder by way of a derivative action), or in a criminal charge from which he was acquitted, or in a criminal charge of which he was convicted for an offense that does not require proof of criminal intent.

1.1.4	Financial liability in favor of an Injured Party, as defined in Section 52(54)(a)(1)(a) of the Securities Law.

1.1.5	Expenses incurred and/or to be expended by the Officeholder in connection with Administrative Enforcement Proceedings (as such term is defined below) concerning the Officeholder, including reasonable litigation expenses, including attorneys’ fees. "Administrative Enforcement Proceedings" in this section are proceedings under Chapters H'3, H'4 or I'1 of the Securities Law.

1.1.6	Any financial indemnity allowed under the law.

1.2	Notwithstanding the provisions of section 1.1 and its subsections above, the Company’s undertaking to indemnify the Officeholder shall be void and the Company shall not indemnify the Officeholder in any of the following events:

1.2.1	The Officeholder breaches a fiduciary duty, except where the Officeholder acted in good faith and had reasonable grounds to assume that the act would not prejudice the Company’s best interests.

1.2.2	The Officeholder intentionally or recklessly breaches the duty of care.

1.2.3	The Officeholder acted with an intention to illegally reap a personal gain.

1.2.4	A fine or a civil fine or monetary sanction is levied on the Officeholder.

1.3	In addition, and subject to the provisions of this Letter of Indemnity, the Company undertakes that to the extent the Officeholder would be required to provide guarantees and/or securities in any interim proceedings instituted against the Officeholder - the Company shall provide such guarantees and/or securities instead of the Officeholder.

1.4	Subject to the provisions of any law, the total amount of indemnity payable by the Company to all the Officeholders to whom indemnification is provided for any such event shall not exceed 25% (twenty five percent) of the Company’s equity, pursuant to the Company’s latest audited consolidated financial statements, as of the actual date of payment of such indemnification, such amount shall, however, not be lower than NIS 4 Million (hereinafter: the "Maximum Indemnity Amount"). It is expressly emphasized, that the Indemnity Amount under this Letter of Indemnity shall extend beyond the paid amount (if and to the extent such is paid) as part of any insurance and/or indemnification of any party other than the Company. If and to the extent that the total indemnity amounts the Company is demanded to pay exceed the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount (as may exist at the time), then the Maximum Indemnity Amount or the balance thereof, as the case may be, shall be distributed among the Company’s Officeholders entitled to such Indemnity, in such manner that the actual indemnity amount received by each Officeholder shall be calculated pro rata, on the basis of the ratio of the indemnity amount due to each such Officeholders and the Indemnity Amount due to all such Officeholders in the aggregate.

1.5	The Company shall make available to the Officeholder all the amounts required under this section 1, on the date the liability of the Officeholder to pay them first arises (hereinafter: the "Liability Date"); in the event that legal proceedings commence, or in case of threat or concern for their commencement against the Officeholder, the Company will make available to the Officeholder, in advance, on account of the indemnity amount, any amounts assessed by the Company, to cover reasonable litigation expenses, including attorneys' fees, for which the Officeholder is entitled to indemnity; this section shall not apply to any litigation expenses and attorneys' fees in the framework of criminal proceedings, save for an indictment for an offense that does not require proof of criminal intent, with respect of which the indemnity shall be given to the Officeholder, if any, after and subject to being discharged from the indictment.

2.	Causes for Indemnification

The Company’s indemnity undertaking under this Letter of Indemnity is limited to any act or omission in connection with each of the following acts and/or matters:

2.1.1	Acts carried out in the Company’s ordinary or other course of business, in connection with its field of business, including all the Company’s engagements in such fields.

2.1.2	The issuance of the Company’s securities pursuant to a prospectus and/or any other document and any amendments to such prospectus and/or document (the prospectus and document, hereinafter collectively: the "Prospectus").

2.1.3	Any issues that require a disclosure in the Prospectus, including any draft thereof, that occurred prior to the date of the Prospectus, during the period in which the Prospectus is published and until the expiry of the subscription period, for which no due disclosure was made and all issues that require a disclosure in later reporting of the Company (hereinafter: "Misleading" or "Lacking Reporting").

2.1.4	Lacking Reporting of a Misleading item in the financial statements, periodic reports, immediate reports and other reports that the Company is required to file as a public company under the Securities Law or any other law.

2.1.5	Financial liability imposed upon such Officeholder due to a claim of third parties against the Officeholder for lacking and/or misleading reporting and/or disclosure, in writing or verbally, to existing and/or potential investors in the Company, including in case of a merger of the Company with another company.

2.1.6	Actions that result from the public status of the Company, or due to the offering of its shares to the public, or the trading thereof at any Israeli and/or foreign stock exchange.

2.1.7	Exercise of the personal guarantee provided by the Officeholder to the Company to secure the Company’s warranties and/or representations

2.1.8	Failure to conduct a full and/or proper due diligence process of the Company’s investments, which result in a full and/or partial loss of the investment and/or harm to the Company’s business and/or breach of any obligations towards third parties.

2.1.9	Cover the excess in case of activation of the Officeholders’ liability insurance, if any such insurance is procured.

2.1.10	Actions in connection with the Company’s investments in various corporations, prior to or following such investments, for the purpose of entering into, performance, development, follow-up and monitoring such investment transaction.

2.1.11	The acts of purchase, sale, or holding marketable securities or other investments for or on behalf of the Company, including real estate investments in Israel and/or abroad.

2.1.12	Activities associated with hiring, dismissing, and overall labor relations in the Company and the Company’s trade relations, including employees, independent contractors, customers and other service providers.

2.1.13	Financial liability imposed on the Officeholder in respect of acts performed by the Officeholder vis à vis the government, a stock exchange and the Securities Authority institutions.

2.1.14	Any change or reorganization of the Company or any resolutions in connection therewith, including, without derogating from the generality of the above, splitting, merger, recapitalization, establishing subsidiaries, liquidation, merger or sale thereof, purchase of companies, legal entities or assets, allocation, transfer and distribution (as such terms are defined in the Companies Law).

2.1.15	Notification or declaration, including an expression of position or opinion made in good faith by the Officeholder, in the course of and as part of the performance of his duties, including during meetings of the board of directors of the Company or of any related organs, press interviews, various reportings, etc.

2.1.16	Events in connection with and/or arising from the lack of adequate insurance arrangements.

2.1.17	Events with respect to acts and/or resolutions in connection with the preparation or approval of financial statements, business plans or forecasts concerning the Company.

2.1.18	Events in connection with any demands or claims or proceedings arising from violations of intellectual property rights of any third parties or breach of the obligation of confidentiality towards such parties, which occur in the course of the Company’s activities.

2.1.19	Events in connection with any lenders or creditors, or loaned money or other liabilities of the Company.

2.1.20	Events in connection with Company's proceedings before any court and/or arbitrator and/or mediator and/or any other judiciary tribunal.

2.1.21	Events relating to class action suits or derivative actions in connection with the Company.

2.1.22	Events in connection with the distribution or non-distribution of dividends.

2.1.23	Events in connection with documents, actions, resolutions, representations or warranties with respect to any of the foregoing issues, towards the Company and/or any third parties.

2.1.24	Any Transaction, within the meaning of Section 1 of the Companies Law, including an Interested Party Transaction, as such term is defined in the Companies Law.

2.1.25	Any event and/or action for which indemnification is permitted under the Efficiency of Enforcement Procedures in the Securities Authority (legislation amendments) Law, 5771-2011.

2.1.26	Each one of the acts set forth in sections 2.1.1 - 2.1.25 above, if performed by the Officeholder in companies in which the Officeholder serves as an Officeholder and/or observer and/or representative and/or agent on behalf of the Company, including without limitation, in connection with his voting in the name of the Company at general meetings of such companies.

3.	Indemnification Conditions

The Company’s indemnity undertaking shall be conditioned upon meeting the following conditions:

3.1	The Officeholder must notify the Company, in writing, of any legal and/or administrative proceedings initiated and/or threatened against the Officeholder, including, without limitation, claim of any type, investigation by a competent authority, legal suit and/or civil claim, including a claim for monetary compensation and/or motion for injunctive relief and/or Administrative Enforcement Proceedings as such term is defined in section 1.1.5 above and of any written or verbal demand and/or notice and/or threat received by him which mean an imposition of liability on the Officeholder resulting in the application of indemnification under this agreement (hereinafter: the "Proceedings"), close as possible after the Officeholder becomes aware of the above for the first time, and promptly deliver to the Company any documents provided to him/her in connection with such Proceedings.

3.2	The Company may, and if requested by the Officeholder, the Company shall be obligated to, assume the handling of such Proceedings as defined above on behalf of the Officeholder and hand over the defense to an attorney, the identity of whom shall be jointly determined by the Company and the Officeholder.

3.3	To the extent that the Officeholder wishes to exercise his rights under section 3.2 above, the Officeholder shall sign an authorization to empower the Company, as well as the attorney appointed by the Company for such purpose, to conduct the defense on his behalf in such Proceedings and represent him in anything involved in such defense, all at the Company’s first written request.

3.4	The Officeholder shall cooperate with the Company as well as with said attorney in any reasonable manner as demanded by the Company or attorney in their actions pertaining to the Proceedings, this regardless of whether the Officeholder elects to exercise his rights under section 3.2 above, or not.

3.5	If the Officeholder elects to exercise his rights under section 3.2 above, then the Company shall bear any expenses incurred in connection with such handling of the Proceedings in his name (hereinafter: the "Expenses").

For the avoidance of doubt, that stated in this section above shall not apply in case of the conviction of the Officeholder of a criminal offense that requires proof of criminal intent. In such case, the Officeholder shall remit to the Company such Expenses no later than sixty (60) days after the judgment becomes peremptory or following receipt by the Officeholder of the Company’s demand, whichever is later.

Any acts of the Officeholder or anyone on his behalf contrary to the provisions of this section, shall constitute grounds for revocation of this indemnification agreement by the Company.

3.6	For the purpose of settlement, including, without derogating from the generality of the aforesaid, the referral of the Proceedings for mediation before a mediator, or for resolution by arbitration, the prior written consent of both the Officeholder and the Company shall be required, regardless of whether the Officeholder has elected to exercise his rights pursuant to the provisions of section 3.2 above, or not.

3.7	In the event that Officeholders are indemnified under any Officeholders’ insurance policy procured by the Company, if any, for the indemnifiable matter, the indemnity under this Letter of Indemnity shall be in the amount of the difference between the financial liability imposed on the Officeholders, including legal expenses and the amount received from the insurer with respect to the same matter.

4.	Effect of the Undertaking

4.1	The indemnity undertaking refers to the acts of the Officeholder performed by virtue of his being an Officeholder of the Company and shall be in effect, both with respect to Proceedings instituted against him during his service with the Company and Proceedings instituted against him following the termination of his office, provided such Proceedings are with respect to acts performed by the Officeholder during the term of his office as Officeholder and by virtue of being an Officeholder of the Company, whether directly or indirectly, during the course of, or by reason of being an Officeholder in the Company.

4.2	The Company shall not indemnify the Officeholder for any liability or expense or for any settlement agreement, which were made with the Officeholder’s consent, but without the prior written consent of the Company.

4.3	The Company’s undertaking shall not apply to any act done without the Company’s knowledge or approval, notwithstanding the fact that under the Company’s incorporation documents and/or its resolutions such were ought to be within the Company’s knowledge and/or approval, even if such act was legal but the results of which were not for the benefit of the Company.

4.4	Nothing in the indemnity undertaking of the Company shall cancel, derogate from or waive any other indemnification available to the Officeholder from any other source under the provisions of any law and/or statute.

4.5	Nothing in the Company’s indemnity undertaking shall limit the Company from providing any further or special indemnification to the Officeholder, pursuant to the Company’s governing documents and the provisions of any law, provided such shall not adversely affect the indemnification undertaking which is the subject matter of this agreement.

5.	Miscellaneous

5.1	This Letter of Indemnity exhausts the terms and the conditions applicable to the Company’s undertaking to indemnify the Officeholder in advance. This Letter of Indemnity supersedes any covenants, declarations, agreements, representations or understandings made by the Company, if any, either written or oral, prior to the execution of this Letter of Indemnity.

5.2	Notices under this Letter of Indemnity will be delivered in writing and shall be deemed received by the addressee when personally delivered, or within 3 days, if sent by registered mail in accordance with the addresses recorded in the Company’s files.

In witness whereof, we have hereto set our hands:

The Officeholder	Foresight Autonomous Holdings Ltd.

Schedule to Exhibit 4.4

The following directors and executive officers are parties to Indemnification Agreements with the Company which are substantially identical in all material respects to the representative Indemnification Agreement filed herewith and are dated as of the respective dates listed below. The other Indemnification Agreements are omitted pursuant to Instruction 2 to Item 601 of Regulation S-K.

Name of Signatory	Date

Michael Gally	April 18, 2016
Chairman of the Board of Directors

Haim Siboni	April 18, 2016
Chief Executive Officer

Eli Yoresh	April 18, 2016
Chief Financial Officer

Ariel Dor	April 18, 2016
Chief Operations Officer

Ehud Aharoni	April 18, 2016
Director

Avishay Cohen	April 18, 2016
Director

Shaul Gilad	April 18, 2016
Director

Zeev Levenberg	April 18, 2016
Director